Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of APRIL 2020	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Received Continued Listing Standard Notice From the NYSE

The Company Notified the NYSE That It Does Not Intend to Regain Compliance Within the Prescribed Timeframe

SANTERAMO IN COLLE, Italy--(BUSINESS WIRE)--April 25, 2020--Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or the “Company”) announced today that on April 7, 2020 it received notice from the New York Stock Exchange, Inc. (the “NYSE“) that the Company is no longer in compliance with one of the NYSE’s continued listing standards for a listed company because the average closing price of the Company’s American Depositary Receipts (“ADRs”) was less than US$1.00 over a consecutive 30-trading day-period (the “Dollar Price Standard”).

NYSE notified the Company that its ADRs would be delisted if it is not able to comply with the Dollar Price Standard within the applicable cure period. As of April 6, 2020, the average closing price of Natuzzi’s ADRs over the preceding consecutive 30 trading-day period was US$ 0.78 per ADR. The issuance of the notification is not discretionary and is sent automatically when a listed company’s share price falls below the Dollar Price Standard.

The Company can regain compliance at any time during the cure period if, on the last trading day of any calendar month during the cure period, the Company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that the Company is not in compliance with the Dollar Price Standard at the end of the cure period, the Company expects that the NYSE will commence suspension and delisting procedures. Until then, the Company’s shares are expected to continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards.

A delisting from the NYSE is not expected to affect the Company’s business operations and is not expected to conflict with or cause an event of default under any of the Company’s material debt or other agreements.

Since March 17, 2020, the Company has also not been in compliance with the NYSE’s continued listing standard set forth in Section 802.01(b) of the NYSE Listed Company Manual, which requires the Company to maintain an average global market capitalization of not less than US$15 million over a consecutive 30-trading day period (the “Capitalization Standard”).

In response to the COVID-19 outbreak, the NYSE has suspended the application of the Dollar Price Standard and of the Capitalization Standard until June 30, 2020. In light of this, the cure period for the Company to regain compliance with the Dollar Price Standard will expire on December 16, 2020. However, the Company’s current capitalization (equal to US$ 6.0 million as of April 24, 2020) suggests that the NYSE may commence proceedings to delist the Company’s ADRs from the NYSE within 30 trading days of the expiration of the suspension period of the Capitalization Standard, regardless of any action taken by the Company to cure its non-compliance with the Dollar Price Standard prior to the expiration of the cure period for the Dollar Price Standard. Therefore, the Company notified the NYSE on April 21, 2020 that it does not currently intend to take any action in connection with its non-compliance with the Dollar Price Standard. The Company may reconsider this in the future if, among other things, its global market capitalization has risen above US$15 million following the Covid-19 suspension

*****

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. Any such securities have not been registered under the U.S. Securities Act of 1933 (as amended, the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the SEC, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Contacts

NATUZZI INVESTOR RELATIONS
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	APRIL 25, 2020	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi